UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Jagaregatan 4

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Product Recall Notification

On November 17, 2021, Oatly Group AB (the “Company”) announced that it has initiated a recall for a limited selection of products in Sweden.

During a planned maintenance stop at the Company’s Landskrona facility in Sweden, a small number of loose metal items were identified in a piece of processing equipment. The Company has had no reports of issues related to this but, as a precaution, has initiated a recall in Sweden for around 500 units of its Vaniljsås (vanilla sauce) products.

The Company has also notified relevant distributors and retailers and is working closely with local regulators. Safety and product quality are the Company’s highest priorities.

As a result of the quality issue, Oatly expects to discard less than one million liters of produced inventory that were contained as part of its quality control procedures. As previously communicated by the Company on November 15, 2021, it does not expect this quality issue and limited product recall will limit its ability to achieve its targeted revenue results for 2021.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Report on Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our product recall, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our history of losses and inability to achieve or sustain profitability; reduced or limited availability of oats or other raw materials that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms; damage or disruption to our production facilities; harm to our brand and reputation as the result of real or perceived quality or food safety issues with our products; our ability to successfully compete in our highly competitive markets; reduction in the sales of our oatmilk varieties; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities, including at our Ogden facility, and operate them in accordance with our expectations; failure to develop and maintain our brand; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business; our ability to introduce new products or successfully improve existing products; and the other important factors discussed under the caption “Risk Factors” in Oatly's prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on May 21, 2021, and Oatly’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Report on Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: November 17, 2021	By:	/s/ Christian Hanke
Christian Hanke
Chief Financial Officer